Canada Goose Reports Results for Third Quarter Fiscal 2022 and Revised Fiscal 2022 Outlook
Third Quarter Fiscal 2022 Highlights (in Canadian dollars):
•Total revenue $586.1m
•Net income $151.9m, or $1.41 per diluted share
•Non-IFRS adjusted EBIT $206.9m, representing a 35.3% margin
•Non-IFRS adjusted net income per diluted share $1.42
TORONTO, ON (February 10, 2022) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the third quarter ended January 2, 2022.
“Canada Goose’s brand momentum and supply chain resilience drove a strong performance in our largest quarter,” said Dani Reiss, President & CEO. “Our digital business continued to exceed last year’s outsized gains, alongside a sharp improvement in retail productivity. We remain confident in our long-term trajectory for revenue growth and margin expansion, notwithstanding the emergence of temporary and unexpected COVID-19 disruptions in certain markets.”
Third Quarter Fiscal 2022 Business Highlights (compared to Third Quarter Fiscal 2021)
•Total revenue increased by 26.5%, excluding $10.7m of temporary PPE sales in the comparative quarter. Including temporary PPE sales, total revenue increased by 23.6%.
•Total non-parka revenue increased by 74.9%, reflecting growing year-round lifestyle relevance.
•Global e-Commerce revenue increased by 28.1%.
•DTC revenue in Mainland China increased by 35.1%.
Third Quarter Fiscal 2022 Results (compared to Third Quarter Fiscal 2021)
•Total revenue was $586.1m from $474.0m. As fiscal 2022 is a 53-week year, the additional week included in the third quarter ended January 2, 2022 provided $40.9m of revenue.
•DTC revenue was $445.4m from $299.4m. The majority of the increase was driven by higher sales from existing retail stores, complemented by e-Commerce growth and retail expansion.
•Wholesale revenue was $136.7m from $160.8m. The decrease was a result of earlier order shipment timing relative to fiscal 2021, driven by wholesale partner requests.

•Other revenue was $4.0m from $13.8m. The decrease was attributable to temporary PPE sales in the comparative quarter.
•Gross profit was $413.8m, a gross margin of 70.6%, compared to $316.4m and 66.8%.
•DTC gross margin of 77.1%, compared to 77.9%. The decrease was driven by a higher proportion of sales in non-parka categories (-50 bps), higher duty costs (-50 bps), government payroll subsidies in the comparative quarter (-50 bps) and an unfavorable shift in geographic mix (-30 bps). This was partially offset by pricing (+120 bps).
•Wholesale gross margin of 50.2%, compared to 51.5%. The decrease was driven by government payroll subsidies in the comparative quarter (-190 bps) and unfavorable impacts from product mix due to higher sales in non-parka categories (-190 bps). This was partially offset by a higher proportion of sales to wholesale partners compared to international distributors (+100 bps) and pricing (+170 bps).
•Other segment gross profit was $1.6m from $0.3m.
•Operating income was $205.9m, an operating margin of 35.1%, compared to $153.3m and 32.3%.
•DTC operating margin of 57.4%, compared to 55.0%. The positive impact of revenue growth was partially offset by the decrease in segment gross margin.
•Wholesale operating margin of 35.6%, compared to 42.9%. The decrease in operating margin was attributable to lower gross margin and higher SG&A expenses.
•Other operating loss was $(98.5)m from $(80.4)m. The increase in operating loss was attributable to incremental SG&A expenses including $15.3m of investment in marketing, $7.9m of personnel costs and $5.1m in strategic initiatives including digital capabilities and the launch of Canada Goose footwear. This was partially offset by $14.5m of favorable foreign exchange fluctuations.
•Net income was $151.9m, or $1.41 per diluted share, compared to $107.0m, or $0.96 per diluted share.
•Non-IFRS adjusted EBIT was $206.9m, an adjusted EBIT margin of 35.3%, compared to $157.9m and 33.3%.
•Non-IFRS adjusted net income was $152.6m, or $1.42 per diluted share, compared to $111.9m, or $1.01 per diluted share.
•Cash was $407.6m as at quarter end, compared to $469.0m. During the year, 3,865,136 subordinate voting shares were repurchased for a total cash consideration of $187.3m.
•Inventory was $368.1m as at quarter end, compared to $339.0m.

Revised Fiscal 2022 Outlook
Due to lower than expected revenue and retail traffic in APAC and EMEA in the current quarter, alongside new variant outbreaks and restrictions, the Company now expects the following for fiscal 2022:
•Total revenue $1.090Bn to $1.105Bn, compared to $1.125Bn to $1.175Bn.
•Non-IFRS adjusted EBIT $165m to $175m at an adjusted EBIT margin of 15.1% to 15.8%, compared to $186m to $208m at an adjusted EBIT margin of 16.5% to 17.7%.
•Non-IFRS adjusted net income per diluted share $1.02 to $1.11, compared to $1.17 to $1.33.
This is based on a number of assumptions, including the following:
•No material change in current economic conditions and operating disruptions, including those related to COVID-19.
•DTC revenue at approximately 68% of total revenue, compared to approximately 70%.
•Wholesale revenue growth 6% to 7%, compared to mid-single digits.
•Weighted average diluted shares outstanding 109.4m, compared to 109.3m.
Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. The purpose of this outlook is to provide a description of management's expectations regarding the Company's financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including the extent and duration of operational disruptions that may affect our business as a result of the COVID-19 pandemic and other risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call at 9:00 a.m. Eastern Time on February 10, 2022. Those interested in participating are invited to dial (877) 804 7379 or (629) 228 0700 if calling internationally and reference Conference ID 9894131 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Third quarter ended		Three quarters ended
	January 2, 2022	December 27, 2020	January 2, 2022	December 27, 2020
	$	$	$	$
Revenue	586.1	474.0	875.3	694.9
Cost of sales	172.3	157.6	295.8	279.5
Gross profit	413.8	316.4	579.5	415.4
Gross margin	70.6%	66.8%	66.2%	59.8%
SG&A expenses	184.1	144.7	357.0	255.7
SG&A expenses as % of revenue	31.4%	30.5%	40.8%	36.8%
Depreciation and amortization	23.8	18.4	66.0	50.6
Operating income	205.9	153.3	156.5	109.1
Operating margin	35.1%	32.3%	17.9%	15.7%
Net interest, finance and other costs	7.6	10.0	32.0	22.7
Income before income taxes	198.3	143.3	124.5	86.4
Income tax expense	46.4	36.3	20.3	19.1
Effective tax rate	23.4%	25.3%	16.3%	22.1%
Net income	151.9	107.0	104.2	67.3
Other comprehensive (loss) income	(8.3)	(1.5)	(9.7)	2.6
Comprehensive income	143.6	105.5	94.5	69.9
Earnings per share
Basic	$1.42	$0.97	$0.96	$0.61
Diluted	$1.41	$0.96	$0.95	$0.61
Weighted average number of shares outstanding
Basic	106,915,147	110,201,805	108,999,722	110,136,707
Diluted	107,840,995	111,239,180	109,969,956	110,928,199

Non-IFRS Financial Measures:(1)
EBIT	205.9	153.3	156.5	109.1
Adjusted EBIT	206.9	157.9	162.8	127.1
Adjusted EBIT margin	35.3%	33.3%	18.6%	18.3%
Adjusted net income	152.6	111.9	115.8	85.0
Adjusted net income per basic share	$1.43	$1.02	$1.06	$0.77
Adjusted net income per diluted share	$1.42	$1.01	$1.05	$0.77
(1) See “Non-IFRS Financial Measures”.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	January 2, 2022	December 27, 2020	March 28, 2021
Assets	$	$	$
Current assets
Cash	407.6	469.0	477.9
Trade receivables	108.0	118.2	40.9
Inventories	368.1	339.0	342.3
Income taxes receivable	0.5	5.4	4.8
Other current assets	38.1	25.0	31.0
Total current assets	922.3	956.6	896.9

Deferred income taxes	64.1	47.8	46.9
Property, plant and equipment	123.1	122.5	116.5
Intangible assets	154.7	156.1	155.0
Right-of-use assets	241.2	240.4	233.7
Goodwill	53.1	53.1	53.1
Other long-term assets	8.2	0.1	5.1
Total assets	1,566.7	1,576.6	1,507.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	244.5	207.7	177.8
Provisions	43.2	45.0	20.0
Income taxes payable	36.9	21.0	19.1
Short-term borrowings	3.8	7.0	—
Current portion of lease liabilities	61.7	44.3	45.2
Total current liabilities	390.1	325.0	262.1

Provisions	30.5	19.5	25.6
Deferred income taxes	19.4	22.1	21.6
Term loan	370.8	376.1	367.8
Lease liabilities	208.5	216.6	209.6
Other long-term liabilities	22.5	16.4	20.4
Total liabilities	1,041.8	975.7	907.1

Shareholders' equity	524.9	600.9	600.1
Total liabilities and shareholders' equity	1,566.7	1,576.6	1,507.2

Non-IFRS Financial Measures
This press release includes references to certain non-IFRS financial measures such as EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per basic and diluted share. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures”.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBIT, adjusted EBIT, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Third quarter ended		Three quarters ended
CAD $ millions	January 2, 2022	December 27, 2020	January 2, 2022	December 27, 2020
Net income	151.9	107.0	104.2	67.3
Add (deduct) the impact of:
Income tax expense	46.4	36.3	20.3	19.1
Net interest, finance and other costs	7.6	10.0	32.0	22.7
EBIT	205.9	153.3	156.5	109.1
Unrealized foreign exchange (gain) loss on Term Loan Facility (a)	(0.5)	2.4	1.6	1.4
Share-based compensation (b)	0.1	0.1	0.2	0.3
Net temporary store closure costs (c)	—	1.0	0.2	6.8
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	—	—	4.3
Pre-store opening costs (d)	1.0	1.1	3.1	4.8
Transition of logistics agencies (g)	—	—	0.1	2.2
Costs of the Baffin acquisition (h)	—	0.1	—	1.0
Non-cash provision release (i)	—	—	—	(3.0)
Other (k)	0.4	(0.1)	1.1	0.2
Total adjustments	1.0	4.6	6.3	18.0
Adjusted EBIT	206.9	157.9	162.8	127.1
Adjusted EBIT margin	35.3%	33.3%	18.6%	18.3%

	Third quarter ended		Three quarters ended
CAD $ millions	January 2, 2022	December 27, 2020	January 2, 2022	December 27, 2020
Net income	151.9	107.0	104.2	67.3
Add (deduct) the impact of:
Unrealized foreign exchange (gain) loss on Term Loan Facility (a)	(0.5)	2.4	1.6	1.4
Share-based compensation (b)	0.1	0.1	0.2	0.3
Net temporary store closure costs (c) (e)	—	1.0	0.2	8.1
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	—	—	4.3
Pre-store opening costs (d) (f)	1.1	1.2	3.5	5.4
Transition of logistics agencies (g)	—	—	0.1	2.2
Costs of the Baffin acquisition (h)	—	0.1	—	1.0
Non-cash provision release (i)	—	—	—	(3.0)
Acceleration of unamortized costs on Term Loan Facility Repricing (j)	—	1.1	9.5	1.1
Restructuring expense (c)	—	—	—	1.7
Other (k)	0.4	0.1	1.1	0.4
Total adjustments	1.1	6.0	16.2	22.9
Tax effect of adjustments	(0.4)	(1.1)	(4.6)	(5.2)
Adjusted net income	152.6	111.9	115.8	85.0

(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of $0.1m and $0.1m in the third and three quarters ended January 2, 2022, respectively, (third and three quarters ended December 27, 2020 - less than $0.1m and $0.1m, respectively) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $nil and $0.2m were incurred in the third and three quarters ended January 2, 2022, respectively. These were comprised of temporary store costs of $nil and $0.4m, partially offset by government subsidies of $nil and $0.2m in Europe in the third and three quarters ended January 2, 2022, respectively. Globally, government subsidies of $6.4m and $27.1m were recognized in the third and three quarters ended December 27, 2020, respectively. Government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($nil and $1.3m), temporary store closure costs (less than $0.1m and $1.4m), and restructuring expense ($nil and $0.4m), for the third and three quarters ended December 27, 2020, respectively. The benefit of $6.4m and $26.7m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the third and three quarters ended December 27, 2020, respectively.
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes $nil and less than $0.1m of interest expense on lease liabilities for temporary store closures for the third and three quarters ended January 2, 2022, respectively (third and three quarters ended December 27, 2020 - $0.1m and $1.4m, respectively).
(f)Pre-store opening costs incurred in (d) above plus $0.1m and $0.4m of interest expense on lease liabilities for new retail stores during pre-opening periods for the third and three quarters ended January 2, 2022, respectively (third and three quarters ended December 27, 2020 - $0.1m and $0.6m, respectively).
(g)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.

(h)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(i)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction during the three quarters ended December 27, 2020.
(j)Non-cash unamortized costs accelerated in connection with the Repricing Amendment on April 9, 2021 during the three quarters ended January 2, 2022 and the amendments to the Term Loan Facility on October 7, 2020 and May 10, 2019 during the three quarters ended December 27, 2020.
(k)Includes costs for class action lawsuits and rent abatement received.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” “intend”, “predict” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2022 financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended March 28, 2021. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.
Investors:
ir@canadagoose.com
Media:
media@canadagoose.com